UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL


-LETTERHEAD-
Centrex, Inc.
9202 South Toledo Avenue
Tulsa, OK  74137


October 2, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

Re:      Centrex, Inc.
         Registration Statement on Form SB-2 filed September 19, 2003 SEC File Number: 333-108938

Ladies and Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Centrex, Inc. hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of Centrex's Registration Statement No. 333-108938 on Form SB-2, including exhibits, which was filed September 19, 2003 (the "Registration Statement"). The Registration Statement was not declared effective and no securities were offered or sold pursuant to the Registration Statement. The Company intends to file a new registration statement on Form SB-2 as soon as possible.

     The Company respectfully requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

     Please direct any questions with respect to this letter to Ronald Kaufman of Kaufman & Associates, PLLC, at (918) 584-4463.

Sincerely,

/s/ THOMAS R. COUGHLIN

Thomas R. Coughlin
President